Exhibit 2.9

                                  Form 51-102F3
                             MATERIAL CHANGE REPORT

1.   Name and Address of Company

     KATANGA MINING LIMITED
     15 Golden Square
     London, England W1F 9JG

2.   Date of Material Change

     May 8, 2009

3.   News Release

     A news release was issued on May 8, 2009 through the facilities of Marketwire and subsequently filed on SEDAR.

4.   Summary of Material Change

     Katanga Mining Limited ("Katanga" or the "Company") announced that its subsidiary, DRC Copper and Cobalt Project Sarl ("DCP"), has settled all existing liabilities and proceedings and obtained a release from potential claims arising out of the early termination of a construction and services contract (the "Services Contract").

5.   Full Description of Material Change

     In connection with the Company's determination to defer certain work at its project site, DCP commenced negotiations in relation to the termination of the Services Contract. As a result of the settlement negotiations, DCP has entered into an agreement which provides for the settlement of all existing liabilities and proceedings and a release from potential claims arising out of the early termination of the Services Contract. The terms of the settlement provides for the payment of a total of US$13.5 million in several installments over a period of six months commencing after closing of the Company's recently announced US$250 million rights offering.

6.   Reliance on subsection 7.1(2) of National Instrument 51-102

     Not applicable

7.   Omitted Information

     Not applicable.

8.   Executive Officer

     Nick Brodie, Chief Financial Officer +44 20 7440 5800.

9.   Date of Report

     May 8, 2009